UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Blue Apron Holdings, Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

09523Q309
(CUSIP Number)

Derek Anguilm c/o FreshRealm, Inc. 1330 Calle Avanzado San Clemente, CA 92673 (800) 264-1297 with a copy to: Jessica Asrat Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09523Q309	13D
1	NAMES OF REPORTING PERSONS
FreshRealm, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,268,574 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,268,574 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,268,574 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Consists of 1,268,574 warrants to purchase Class A Common Stock, $0.0001 par value per share of Blue Apron Holdings, Inc., for a price of $0.01 per share, subject to certain vesting and transfer restrictions.

Explanatory Note

This Amendment No. 1 (the “Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on June 20, 2023 (as amended, this “Schedule 13D”) related to Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Blue Apron Holdings, Inc. (the “Issuer”), a Delaware corporation, with its principal executive offices located at 28 Liberty Street, New York, New York 10005.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Annex A attached hereto.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) through (c) is hereby amended and restated as follows:

The information set forth in the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). Calculations of the percentage of shares of Class A Common Stock beneficially owned are based on 6,389,337 shares of Class A Common Stock outstanding as of July 31, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 9, 2023, and takes into account the Class A Common Stock underlying the Warrant beneficially owned by the Reporting Person.

As of the date hereof, the Reporting Person directly holds a Warrant to purchase up to 1,268,574 shares of Class A Common Stock, representing 16.6% of the outstanding shares of Class A Common Stock. The Warrant has an exercise price equal to $0.01 per share, will vest on December 9, 2024, subject to certain earlier vesting conditions, and expires on June 9, 2030. Certain actions of the Reporting Person in connection with the Merger Agreement and the Offer and contemplated in the Tender and Support Agreement (each defined below) constitute an exception to the vesting condition and Standstill/Lock-up Period, and as such, the Warrant is currently exercisable. To the extent the Offer and/or Merger Agreement are terminated, the Warrant, and to the extent the Warrant is exercised, the Class A Common Stock issued to the Reporting Person pursuant to such Warrant exercise, remain subject to the Standstill/Lock-up Period.

(c) Except as set forth in this Schedule 13D, neither the Reporting Persons nor to the best knowledge of the Reporting Person, any other person named in Annex A, has effected any transaction in the Class A Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On September 28, 2023, Issuer, Wonder Group, Inc., a Delaware corporation (“Parent”) and Basil Merger Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Purchaser will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Class A Common Stock, Class B Common Stock, $0.0001 par value per share, and Class C Capital Stock, $0.0001 par value per share (collectively, the “Company Common Stock”), in exchange for $13.00 per share, payable net to the seller in cash, without interest and subject to certain adjustments (the “Offer Price”). The Offer will initially expire at one minute after 11:59 p.m., Eastern time, on the day that is the 20th business day after commencement of the Offer, subject to extension under certain circumstances.

Following the consummation of the Offer, upon the terms and conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into Issuer (the “Merger”), with Issuer continuing as the surviving corporation of the Merger (the “Surviving Corporation”), with each share of Company Common Stock outstanding immediately prior to the Merger, except as otherwise provided in the Merger Agreement, being converted in the Merger into the right to receive the Offer Price, without interest. The Merger will be governed by and effected under Section 251(h) of the DGCL, with no stockholder vote required to consummate the Merger.

Tender and Support Agreement

In connection with the execution of the Merger Agreement, on September 28, 2023, Parent, Purchaser and Reporting Person entered into a Tender and Support Agreement (the “Tender and Support Agreement”), pursuant to which, Reporting Person agreed, among other things, to exercise in full its Warrant to purchase 1,268,574 shares of Class A Common Stock on a date that is at least one (1) day before the commencement by Purchaser of the Offer and validly tender all of the Class A Common Stock held by it pursuant to and in accordance with the terms of the Offer in exchange for the Offer Price. The Tender and Support Agreement terminates upon (a) the termination or withdrawal of the Offer or the termination of the Merger Agreement in accordance with its terms, (b) the effective time of the Merger, (c) any modification, waiver or amendment to the Merger Agreement or the Offer that is effected without Reporting Person’s written consent that (i) decreases the amount, or changes the form, of consideration payable pursuant to the terms of the Merger Agreement or imposes any non-immaterial conditions, requirements or restrictions on, Reporting Person’s right to receive the consideration payable to the Reporting Person or that materially delays the timing of any such payment, or (ii) otherwise in a manner adverse (directly or indirectly) to the Reporting Person, (d) the occurrence of a change in recommendation by the Issuer’s board of directors in accordance with the terms of the Merger Agreement or (e) the mutual written consent of Parent and Reporting Person.

Subject to certain exceptions set forth in the Tender and Support Agreement, the Reporting Person further agreed that at any annual or special meeting of the stockholders of the Issuer, the Reporting Person will vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its shares of Class A Common Stock owned as of the record date for such meeting (or the date that any written consent is executed by Holder) (i) against any action, agreement or transaction that, to the knowledge of the Reporting Person, would reasonably be expected to (A) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or contained in the Tender and Support Agreement or (B) result in any of the conditions to the Offer set forth in the Merger Agreement not being timely satisfied; and (ii) against any acquisition proposal and against any amendment to the Issuer’s certificate of incorporation, bylaws or other corporate action that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other related transactions.

In addition, the Reporting Person has agreed that, with limited exceptions, prior to the termination of the Tender and Support Agreement, it will not transfer, directly or indirectly, the Warrant, its shares of Class A Common Stock or any other securities convertible into or exercisable or exchangeable or redeemable for shares of Class A Common Stock.

The foregoing description of the Merger Agreement and Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, copies of which are filed as Exhibits D and E hereto and incorporated herein by reference.

Except for the matters described herein, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit D	Merger Agreement (incorporated herein by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed September 29, 2023)
Exhibit E	Tender and Support Agreement (incorporated herein by reference to Exhibit 2.2 of the Issuer’s Form 8-K filed September 29, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2023
FRESHREALM, INC.
	By:	/s/ Derek Anguilm
Name: Derek Anguilm Title: Chief Financial Officer

Annex A

Executive Officers and Directors of FreshRealm, Inc.

The following sets forth the name and principal occupation of each of the executive officers and directors of FreshRealm, Inc. Each of such persons has a principal business address of 1330 Calle Avanzado, San Clemente, CA 92673 and is a citizen of the United States other than Neill King, who is a citizen of Britain.

OFFICERS:

Name	Present Principal Occupation or Employment
Michael Lippold	Chief Executive Officer of FreshRealm, Inc.
Neill King	Chief Operating Officer of FreshRealm, Inc.
Rob Law	Chief Strategy Officer of FreshRealm, Inc.
Derek Anguilm	Chief Financial Officer of FreshRealm, Inc.
Snow Le	President of FreshRealm, Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Michael Lippold	Chief Executive Officer of FreshRealm, Inc.
Kenneth Catchot	Retired
Peter Hajas	Chief Executive Officer and Chief Investment Officer Apex Financial Options, LLC
Snow Le	President of FreshRealm, Inc.